HCB
BANCSHARES, INC.


PRESS RELEASE                              FOR IMMEDIATE RELEASE
                                           ---------------------
                                           Contact: Cameron D. McKeel
                                           Telephone No.: 870.836.6841
                                           Facsimile No.: 870.836.2122
                                           April 8, 2002


               HCB BANCSHARES, INC. ANNOUNCES PRELIMINARY RESULTS
                                 OF TENDER OFFER

     Camden, Arkansas ... HCB Bancshares, Inc. (NASDAQSC: HCBB) announced today preliminary results of the modified dutch auction tender offer that expired on Friday, April 5, 2002. Approximately 306,765 shares were tendered, and HCB Bancshares expects to purchase all 306,765 of these shares at a price of $14.75 per share. Both the number of shares and the share price set forth above are preliminary and are subject to verification by Registrar & Trust Company, which acted as the depositary in the offer. The actual number of shares to be purchased and the price per share will be announced within several days upon completion of the verification process. It is currently expected that payment for all shares purchased will be made on or about Friday, April 12, 2002.

     The tender offer was commenced on January 31, 2002. Under the terms of the offer, HCB Bancshares, Inc. offered to repurchase up to 377,866 shares of its common stock within a price range of $12.75 per share to $14.75 per share. Based upon the preliminary results, the value of the shares to be purchased will be $4.5 million. The preliminary number of shares to be purchased represents approximately 16.2% of HCB Bancshares, Inc.'s 1,889,329 shares of common stock outstanding on April 5, 2002. This 16.2% share repurchase is one tool the company has utilized in conjunction with regular cash dividends and on-going share repurchases to enhance stockholder value. The board of directors will continue to explore and implement all possible ways to enhance stockholder value.

     HCB Bancshares, Inc. is the holding company for HEARTLAND Community Bank, which conducts business through its main office located in Camden, Arkansas and five branch offices located in Bryant, Camden, Fordyce, Monticello and Sheridan, Arkansas.